JOHN HANCOCK BOND TRUST

200 Berkeley Street

Boston, Massachusetts 02116

November 1, 2024

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Withdrawal of John Hancock Bond Trust (the “Trust”) on behalf of its series

John Hancock High Yield Fund File No. 333-282549 Registration Statement on Form N-14

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the registration statement on Form N-14 that was filed with the U.S. Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended, on October 8, 2024, accession no. 0001193125-24-234445 (the “N-14”). The N-14 was filed for the registration of shares of John Hancock High Yield Fund (the “Acquiring Fund”), a series of the Trust in connection with the reorganization of High Yield Fund, a series of John Hancock Funds II (the “Target Fund”) with and into the Acquiring Fund (the “Reorganization”).

This request to withdraw is being made after consultation with the staff of the SEC regarding the financial statements for the Target Fund reflected in the N-14. The Trust intends to file a new registration statement on Form N-14 that will reflect the Target Fund’s August 31, 2024 audited financial statements.

No shares of the Acquiring Fund or Target Fund were issued or sold in connection with the N-14 and no prospectus contained in the N-14 has been distributed. The Trust respectfully submits that a withdrawal of the N-14 is consistent with the public interest and the protection of investors.

This filing relates solely to the Acquiring Fund and the Target Fund. No information contained herein is intended to amend, supersede, or affect any other filings relating to any other series of the Trust or series of John Hancock Funds II.

If you have any questions, please email me at tdee@jhancock.com.

Sincerely,

/s/ Thomas Dee, Esq.
Thomas Dee, Esq.
Assistant Secretary of the Trust